Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FOURTH QUARTER AND FISCAL YEAR ENDED MARCH 31, 2013

VANCOUVER, British Columbia – May 22, 2013 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) today reported its financial and operating results for the fourth quarter and fiscal year ended March 31, 2013.

FOURTH QUARTER HIGHLIGHTS

  Silver production of 0.94 million ounces;

  Sales of $33.1 million;

  Net income of $6.4 million or $0.04 per share;

  Cash flow from operations of $14.8 million, or $0.09 per share;

  Payment of a quarterly dividend to shareholders of $4.3 million or CAD$0.025 per share; and

  Re-negotiated contracts with eight mining contractors at the Ying Mining District with updated fees to reflect the change in mining strategy, which increases the use of the lower cost shrinkage method to 75% and reduces the use of the higher cost re-suing method to 25% for expected ore production of 900,000 tonnes in Fiscal 2014. The new contracts are expected to provide a reduction in total mining cost.

FISCAL YEAR 2013 HIGHLIGHTS

  Silver production of 4.97 million ounces;

  Gold production of 12,457 ounces;

  Sales of $181.6 million;

  Adjusted net income of $36.9 million or $0.22 per share;

  Cash flow from operations of $85.8 million, or $0.50 per share;

  Cash cost of $0.48 per ounce of silver at the Ying Mining District ;

  Completed construction of the GC mine and began trial mining and processing;

  Return of $17.1 million to shareholders in quarterly dividend payments of CAD$0.025 per share; and

  Commenced the implementation of a new mining strategy at the Ying Mining District which is expected to have a positive long-term impact on operations.

FINANCIALS

1.	Q4 Fiscal 2013 vs. Q4 Fiscal 2012

For the quarter ended March 31, 2013 (“Q4 Fiscal 2013”), net income attributable to equity holders of the Company was $6.4 million or $0.04 per share compared to net income of $9.7 million or $0.06 per share in the quarter ended March 31, 2012 (“Q4 Fiscal 2012”).

Compared to the same prior year quarter, the decrease in net income was mainly due to (i) lower base metal production: 11.7 million pounds of lead and zinc were produced and sold in this quarter compared to 17.6 million pounds of lead and zinc in Q4 Fiscal 2012; (ii) a decrease in realized prices for silver and lead of 7% and 8%, respectively; and (iii) an increase in production costs.

In Q4 Fiscal 2013, the Company realized sales of $33.1 million compared to $44.3 million in Q4 Fiscal 2012.

Cost of sales in Q4 Fiscal 2013 was $16.1 million compared to $14.3 million in Q4 Fiscal 2012 and included cash costs of $13.8 million compared to $11.1 million in Q4 Fiscal 2012. The increase of cost of sales was due to an 11% increase in ore production.

The gross profit margin in Q4 Fiscal 2013 was 52%, compared to 68% in Q4 Fiscal 2012.

Cash flow from operations in Q4 Fiscal 2013 was $14.8 million or $0.09 per share, compared to $12.6 million, or $0.07 per share, in Q4 Fiscal 2012.

2.	Fiscal 2013 vs. Fiscal 2012

For the year ended March 31, 2013 (“Fiscal 2013”), net income attributable to equity holders of the Company was $27.2 million, or $0.16 per share. Excluding the $9.6 million non-cash accounting charge in respect to the Company’s investment in an associate, adjusted net income for Fiscal 2013 was $36.9 million, or $0.22 per share. As there were no adjustments to net income in the prior year ended March 31, 2012 (“Fiscal 2012”), net income was $73.8 million, or $0.43 per share.

The overall decrease in net income compared to the prior year was mainly due to (i) a 15% decline in the realized silver price; (ii) a decrease in silver production of 0.65 million ounces; (iii) a decrease in base metal production of 20.3 million pounds of lead and zinc; and (iv) higher overall production costs as more ore was processed at reduced head grades for silver, lead and zinc.

In Fiscal 2013, the Company realized sales of $181.6 million compared to $238.0 million in Fiscal 2012.

Cost of sales in Fiscal 2013 was $73.1 million, an increase of 20%, compared to $61.1 million in Fiscal 2012 and included cash costs of $59.9 million compared to $48.7 million in Fiscal 2012. The increase is due to a 19% increase in ore production at lower head grades.

In Fiscal 2013, the gross profit margin was 60% compared to 74% in Fiscal 2012.

Cash flow from operations in Fiscal 2013 was $85.8 million or $0.50 per share, compared to $113.3 million, or $0.65 per share, in Fiscal 2012. The Company ended the fiscal year with $117.9 million in cash, cash equivalents and short-term investments.

OPERATIONS

1.	Q4 Fiscal 2013 vs. Q4 Fiscal 2012

In Q4 Fiscal 2013, on a consolidated basis, the Company produced 0.94 million ounces of silver, 2,333 ounces of gold, 9.8 million pounds of lead, and 1.9 million pounds of zinc compared to 1.1 million ounces of silver and 1,987 ounces of gold, 14.7 million pounds of lead, and 2.9 million pounds of zinc in Q4 Fiscal 2012.

Ying Mining District, Henan Province, China

In Fiscal 2013, following a reduction in the cut-off grades for the Ying Mining District resource, the company has begun to gradually reduce the use of the re-suing method and increase the use of the shrinkage method for mining. As a result, ore production has increased but with reduced head grades for silver, lead and zinc, which resulted in less metal production. However, the long term benefit of the change in mining strategy is expected to increase mine life and reduce overall mining costs in an effort to offset the increasing labour cost in China.

Additionally in Q4 Fiscal 2013, contract renewal negotiations with the Company’s eight mining contractors took longer than expected as fees needed to be adjusted to reflect the change in mining strategy. The uncertainty during the contract renegotiations affected the ore production rate. As of April 2013, all contracts had been successfully renewed and production rate had returned to levels required to achieve the Company’s Fiscal 2014 annual production guidance.

In Q4 Fiscal 2013, the Company mined 153,323 tonnes of ore at the Ying Mining District compared to 135,748 tonnes in Q4 Fiscal 2012. During the quarter, metal production totalled 0.93 million ounces of silver, 800 ounces of gold, 9.5 million pounds of lead and 1.6 million pounds of zinc, compared to 1.1 million ounces of silver, 966 ounces of gold, 14.7 million pounds of lead, and 2.6 million pounds of zinc in Q4 Fiscal 2012.

Head grades were 205 grams per tonne (“g/t”) for silver, 2.9% for lead and 0.7% for zinc, compared to 275 g/t for silver, 5.2% for lead and 1.4% for zinc in the same quarter last year.

In Q4 Fiscal 2013, total and cash mining costs per tonne were $72.56 and $61.67, respectively, compared to $73.52 and $57.62 in Q4 Fiscal 2012, respectively.

In Q4 Fiscal 2013, a total of 158,145 tonnes of ore was milled compared to 136,609 tonnes in Q4 Fiscal 2012. The cash milling cost per tonne was $16.05 in Q4 Fiscal 2013 compared to $16.84 in Q4 Fiscal 2012.

Total and cash costs per ounce of silver in Q4 Fiscal 2013 for the Ying Mining District were $5.82 and $3.65 respectively, compared to negative $1.84 and negative $4.22, in Q4 Fiscal 2012, respectively.

BYP Mine, Hunan Province, China

In Q4 Fiscal 2013, the Company mined 19,334 tonnes of ore at the BYP mine with a gold head grade of 3.0 g/t compared to 16,265 tonnes and a gold head grade of 2.1 g/t in Q4 Fiscal 2012. During the quarter, 1,509 ounces of gold were produced and sold at a cash cost per ounce of gold of $493 compared to 1,021 ounces of gold produced and sold at cash cost per ounce of gold of $768 in the same period last year. In Q4 Fiscal 2013, total and cash mining costs per tonne were $58.33 per tonne and $26.35 per tonne respectively compared to $43.22 and $19.24 in Q4 Fiscal 2012, respectively.

2.	Fiscal 2013 vs. Fiscal 2012

In Fiscal 2013, on a consolidated basis, the Company produced 4.97 million ounces of silver, 12,457 ounces of gold, 53.9 million pounds of lead and 12.4 million pounds of zinc, compared to 5.62 million ounces of silver, 8,771 ounces of gold, 72.8 million pounds of lead and 13.7 million pounds of zinc in Fiscal 2012.

Ying Mining District, Henan Province, China

In Fiscal 2013, the total ore mined at the Ying Mining District was 776,846 tonnes, an increase of 17% compared to 662,572 tonnes in Fiscal 2012.

Head grades at the Ying Mining District were 220 g/t for silver, 3.3% for lead, and 1.0% for zinc in Fiscal 2013 compared to 287 g/t for silver, 5.2% for lead and 1.4% for zinc in Fiscal 2012.

In Fiscal 2013, the Ying Mining District produced 4.94 million ounces of silver, 4,153 ounces of gold, 52.2 million pounds of lead, and 11.2 million pounds of zinc, compared to 5.61 million ounces of silver, 3,595 ounces of gold, 72.4 million pounds of lead, and 13.5 million pounds of zinc in Fiscal 2012.

Head grades and metal production were impacted by an increase in production from the HPG, TLP, and LM mines, which represented 40% of total production at the Ying Mining District; and the aforementioned impact from the implementation of the change in mining strategy at the Ying Mining District.

In Fiscal 2013, total and cash mining costs per tonne were $66.62 and $55.94 respectively compared to $64.70 and $51.60 in Fiscal 2012, respectively. The overall increase in cash mining costs per tonne was due to: (i) an increase in labour costs of $1.60 per tonne, (ii) an increase in mining administration costs of $1.00 per tonne, (iii) an increase in mining preparation and infill drilling costs of $1.62 per tonne, and (iii) the impact of US dollar depreciation versus the Chinese RMB of $1.00 per tonne. Additional mining preparation and infill drilling were necessary to implement the change in mining strategy.

In Fiscal 2013, total ore milled was 774,534 tonnes, an increase of 16% compared to 667,094 tonnes in Fiscal 2012. In Fiscal 2013, cash milling costs were $13.56 compared to $14.13 in Fiscal 2012.

Including by-product credits, in Fiscal 2013, total cost and cash cost per ounce of silver were $2.45 and $0.48 respectively, compared to negative $3.19 and negative $5.07, respectively, in Fiscal 2012.

BYP Mine, Hunan Province, China

In Fiscal 2013, the total ore mined was 109,093 tonnes compared to 91,128 tonnes in Fiscal 2012. The Company produced and sold 8,068 ounces of gold in Fiscal 2013 compared to 5,064 ounces of gold in Fiscal 2012. The cash cost per ounce of gold was $455 in Fiscal 2013 compared to $474 in Fiscal 2012. Gold head grade for Fiscal 2013 was 3.1 g/t compared to 2.4 g/t in Fiscal 2012.

The consolidated operational results for the past five quarters and full Fiscal 2013 and Fiscal 2012 are summarized in the table below:

Consolidated Operational Results	Quarterly					Annual
	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Fiscal 2013	Fiscal 2012
	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Mar-13	31-Mar-12
Ore Mined (tonne)
Direct Smelting Ore (tonne)	1,309	2,334	2,442	2,251	2,761	8,336	12,599
Stockpiled Ore (tonne)	171,348	278,850	238,005	208,709	153,141	896,912	744,991
	172,657	281,184	240,447	210,960	155,902	905,248	757,590
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	1,309	2,334	2,442	2,251	2,761	8,336	12,599
Ore Milled (tonne)	198,356	284,394	246,765	214,414	157,423	943,929	749,922
	199,665	286,728	249,207	216,665	160,184	952,265	762,521
Metal Sales
Silver (in thousands of ounces)	944	1,519	1,286	1,224	1,084	4,973	5,618
Gold (in thousands of ounces)	2.3	5.1	2.5	2.6	2.0	12.5	8.8
Lead (in thousands of pounds)	9,827	16,430	13,897	13,744	14,670	53,898	72,804
Zinc (in thousands of pounds)	1,903	3,977	3,523	2,974	2,890	12,377	13,749
Head Grade of Run of Mine Ore
Silver (gram/tonne)	205	222	224	225	275	220	287
Gold (gram/tonne) - BYP mine	3.0	3.7	3.3	2.2	2.1	3.1	2.4
Lead (%)	2.9	3.2	3.4	3.6	5.2	3.3	5.2
Zinc (%)	0.7	1.0	1.2	1.1	1.4	1.0	1.4
Recovery Rate of Run of Mine Ore
Silver (%)	93.5	93.3	92.7	90.9	93.2	92.8	92.9
Gold (%) - BYP mine	92.0	92.7	94.1	90.1	87.1	92.4	90.8
Lead (%)	94.5	95.1	94.3	93.2	96.4	94.5	96.0
Zinc (%)	60.3	70.4	69.6	62.6	64.6	66.8	68.0
Cash Mining Cost ($ per tonne)	57.71	50.98	50.11	50.43	53.40	52.05	47.40
Total Mining Costs($ per tonne)	70.96	65.26	62.41	65.55	70.24	65.85	61.51
Cash Milling Cost ($ per tonne)	15.50	12.72	12.40	14.41	16.50	13.56	14.19
Total Milling Cost ($ per tonne)	17.86	14.23	14.11	16.35	18.75	15.36	15.85
Cash Cost per Ounce of Silver ($)	3.65	(0.17)	(0.74)	0.14	(4.22)	0.48	(5.13)
Total Production Cost per Ounce of Silver ($)	5.82	1.52	1.05	2.47	(1.84)	2.45	(3.25)
BYP Cash Cost per Ounce of Gold ($)	493	317	361	577	768	455	474
BYP Production Cost per Ounce of Gold ($)	870	750	769	1,046	1,378	882	844

3.	Fiscal 2013 vs. Fiscal 2013 Guidance

	Ying Mining District		BYP		X mines[1]		GC2		Total
	F2013	Guidance	F2013	Guidance	F2013	Guidance	F2013	Guidance	F2013	Guidance
Ore (tonne)	774,534	740,000	104,090	92,000	73,641		-	35,000	952,265	867,000
Head Grades

Silver (gram/tonne)	220.0	245.0
Gold (gram/tonne)	0.2	0.2	3.1	2.1
Lead (%)	3.3	4.0
Zinc (%)	1.0	1.5
Metal Production

Silver ('000 Oz)	4,941	5,300			32	50	-	170	4,973	5,520
Gold ('000 Oz)	4.2	3.6	8.1	4.7	0.2		-		12.5	8.3
Lead ('000 Lb)	52,220	65,000			1,678	2,500	-	1,200	53,898	68,700
Zinc ('000 Lb)	11,171	13,000	283	1,300	923	1,200	-	1,500	12,377	17,000
[1] Xmines production represents development tunnelling ore from XBG and XHP mines.
2 No commerical production at GC mine in Fiscal 2013.

DEVELOPMENT AND EXPLORATION

1.	Ying Mining District, Henan Province, China

In Q4 Fiscal 2013, $5.2 million (Q4 Fiscal 2012 - $5.8 million) in exploration and development expenditure was incurred at the Ying Mining District. In Fiscal 2013, $33.3 million (Fiscal 2012 - $28.7 million) in exploration and development expenditure was incurred at the Ying Mining District.

SGX Mine

As at the end Fiscal 2013, the Company had completed over 1,800 metres (“m”) of the 5,200m ramp at the SGX mine. The ramp is designed to follow the S7-1 and S8 veins from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts to provide ventilation and access. The Company expects to complete construction of the ramp in calendar year 2015. As construction progresses, the ramp is expected to increase production capacity at the SGX mine with effect from the second quarter of Fiscal 2014.

In Fiscal 2013, the Company also developed 31,600m of horizontal tunnels and completed 63,000m of underground drilling at the SGX mine.

During the year, to support the ongoing expansion work at the SGX mine, the Company has completed the design work for a new 5,000 square metre (“m2”) surface facility which will include offices and dormitories. Site preparation work (roads, power, and water) has been completed while construction for the first phase of the surface facilities began at the end of March 2013.

LM Mine and LM Mine West

At the end Fiscal 2013, the Company completed nearly 1,700m of the development work for a 4,800m access ramp at the LM Mine West (“LM West”). The ramp was collared at the 980m elevation and is designed to provide access to veins LM7, LM8, LM10, LM11, LM12, LM13 at the northern end of LM West and veins LM14, LM16, and LM17 at the southern end of LM West. The upper portion of the ramp has already been connected to existing tunnels at LM West resulting in improved tunnel ventilation and hauling capacity.

Shaft 969 at LM West is on schedule to become operational in Fiscal 2014 and is expected to commence ore production during the third quarter of Fiscal 2014. Once Shaft 969, the access ramp and all of the mining levels are completed down to the 500m elevation at LM West in Fiscal 2015, the combined production capacity of the LM mine and LM West is expected to be approximately 300,000 tonnes of ore per year.

In Fiscal 2013, the Company also developed 17,300m of decline and horizontal tunnels and completed 49,300m of underground drilling at the LM mine and LM West.

To support the expansion in operations at the LM mine and LM West, the Company has completed the site preparation work for the construction of a 3,000m2 surface facility, including offices and a dormitory building. The Company expects to commence construction in the first half of Fiscal 2014.

TLP Mine

In Fiscal 2013, the Company developed over 19,500m of horizontal tunnels and completed 27,500m of underground drilling.

HPG Mine

In Fiscal 2013, the Company developed over 10,500m of decline and horizontal tunnels and completed 16,000m of underground drilling.

2.	GC Project, Guangdong Province, China

In Fiscal 2013, the Company substantially completed the GC mine construction.

The main access ramp totalling 2,010m in length was completed in Fiscal 2013 and has accessed the V2 vein at the +40m, +20m, and 0m elevations. In addition, 1,520m of the 4,600m exploration ramp was completed during Fiscal 2013. Once the exploration ramp is completed, it will provide access to all known veins within a horizontal distance of 250m. The exploration ramp has accessed the V9, V9-1, V9W-1 and V9W-2 veins at the 100m, 50m and 0m elevations through cross-cuts and has developed transportation drifts and mining preparation drifts. The exploration ramp has also been connected to the main ramp at the +100m, +50m and 0m elevations, as well as to the main shaft at the 100m elevation to provide ventilation and a safety exit. During the course of Fiscal 2014, the Company will use the main ramp and the exploration ramp access points for mining.

As at the end of Fiscal 2013, 550m of the 628m main shaft was completed down to an elevation of -300m. The shaft is expected to reach its designed elevation of -380m in the second quarter of Fiscal 2014. Installation of the hoist system, including the hoist tower for the shaft is expected to be completed by the beginning of Fiscal 2015.

During Fiscal 2013, the construction of the 1,600 t/d floatation mill was also completed. In March 2013 the Company commenced equipment testing and trial processing to fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. Testing is expected to last several months. The construction of the dry stack tailings storage facility and the related safety and environmental protection facilities was completed by the end of March 2013.

The construction of a new power supply system to provide sufficient power to the site, consisting of a 5.8 kilometre power line, a 110KV substation, and a 10KV safety backup-circuit began in late September 2012. In February 2013, the new power supply station began supplying power to the site.

To achieve formal commercial production, the Company is required to pass a series of regulatory inspections to ensure it has complied with safety and environmental protection requirements. The Company expects to pass the inspection and to obtain its Safety Production Permit in the third quarter of Fiscal 2014.

In Fiscal 2013, the Company completed 35,500m diamond drilling using five underground drill rigs and two surface drill rigs currently on site at the GC mine.

In Q4 Fiscal 2013, $4.8 million (Q4 Fiscal 2012 - $3.5 million) of exploration and development expenditure was incurred at the GC mine. In Fiscal 2013, $15.8 million (Fiscal 2012 - $5.9 million) of exploration and development expenditure was incurred at the GC mine.

3.	BYP Mine, Hunan Province, China

In Fiscal 2013, the Company completed the preparation work for the construction of a shaft with a total depth of 265m. Ongoing work includes the installation of shaft equipment and construction of the head frame. Once completed, this shaft which will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is expected to be completed in the first quarter of Fiscal 2014.

In Fiscal 2013, approximately $5.7 million (Fiscal 2012 - $4.0 million) in exploration and development expenditure was incurred at the BYP mine, of which $1.1 million was incurred in Q4 Fiscal 2013 (Q4 Fiscal 2012 - $1.2 million).

4.	Fiscal 2014 Capital Expenditure Review

Following the recent decline in metal prices, the Company is currently reviewing its capital expenditure for Fiscal 2014 to identify opportunities to reduce costs and optimize the allocation of capital across the Company, including examining strategic options for non-core assets.

Myles Gao, P.Geo., President, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

CONFERENCE CALL AND WEBCAST INFORMATION

An analyst conference call will be held on Thursday, May 23, 2013 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-866-226-1793 toll-free or 1-416-340-2218 for calls outside of Canada and the U.S. Members of the media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on the home page of the Company's website, www.silvercorp.ca. The webcast will be archived and available on the Company's website for up to one year.

An audio replay will be available until May 30, 2013 by calling 1-800-408-3053 toll free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 5618743.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31, 2013	March 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	$72,283	$109,960
Short-term investments	45,623	44,551
Accounts receivable	1,442	12,904
Inventories	7,522	7,006
Due from related parties	123	679
Prepaids and deposits	5,118	5,210
	132,111	180,310
Non-current Assets
Long term prepaids and deposits	1,877	6,015
Investment in an associate	6,523	15,872
Other investments	15,516	45,757
Plant and equipment	103,517	68,788
Mineral rights and properties	316,678	258,521
TOTAL ASSETS	$576,222	$575,263

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$29,285	$23,590
Deposits received	11,497	7,268
Dividends payable	4,204	4,271
Income tax payable	1,349	5,082
Due to related parties	1,207	-
	47,542	40,211

Non-current Liabilities
Deferred income tax liabilities	24,603	19,820
Environmental rehabilitation	5,974	4,400
Total Liabilities	78,119	64,431

Equity
Share capital	233,082	232,678
Share option reserve	8,314	5,552
Reserves	24,717	24,717
Accumulated other comprehensive (loss) income	(1,495)	25,285
Retained earnings	155,817	145,580
Total equity attributable to the equity holders of the Company	420,435	433,812

Non-controlling interests	77,668	77,020
Total Equity	498,103	510,832

TOTAL LIABILITIES AND EQUITY	$576,222	$575,263

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended March 31,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)
Sales	$33,147	$44,312	$181,622	$237,962
Cost of sales	16,060	14,329	73,089	61,149

Gross profit	17,087	29,983	108,533	176,813
General and administrative	6,252	8,042	25,734	27,124
General exploration and property investigation	711	249	3,909	3,699
Other taxes	483	1,264	2,985	4,394
Foreign exchange gain	(1,050)	(97)	(1,382)	(406)
Loss on disposal of plant and equipment	64	20	149	268
Gain on disposal of mineral rights and properties	(644)	-	(644)	-
Share of loss (gain) in associate	(34)	137	197	182
Impairment on associate	-	-	9,640	-
Loss on investments	980	281	1,651	567
Other income	(153)	(840)	(535)	(2,457)
Income from operations	10,478	20,927	66,829	143,442

Finance income	1,666	812	4,507	3,528
Finance costs	(23)	(26)	(92)	(94)
Income before income taxes	12,121	21,713	71,244	146,876

Income tax expense	3,730	7,657	29,201	45,648
Net income	$8,391	$14,056	$42,043	$101,228

Attributable to:
Equity holders of the Company	$6,361	$9,700	$27,211	$73,838
Non-controlling interests	2,030	4,356	14,832	27,390
	$8,391	$14,056	$42,043	$101,228

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.04	$0.06	$0.16	$0.43
Diluted earnings per share	$0.04	$0.06	$0.16	$0.43
Weighted Average Number of Shares Outstanding - Basic	170,772,725	170,650,904	170,733,504	172,487,486
Weighted Average Number of Shares Outstanding - Diluted	170,990,015	171,162,713	171,059,482	173,214,711

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,		Years Ended March 31,
	2013	2012	2013	2012
Cash provided by	(Unaudited)	(Unaudited)
Operating activities
Net income	$8,391	$14,056	$42,043	$101,228
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	23	24	92	94
Depreciation, amortization and depletion	2,935	3,758	14,588	13,704
Share of loss (gain) in associate	(34)	137	197	182
Impairment on associate	-	-	9,640	-
Write down of inventories	-	-	348	-
Income tax expense	3,730	7,657	29,201	45,648
Loss on investments	980	281	1,651	567
Loss on disposal of plant and equipment	64	20	149	268
Gain on disposal of mineral rights and properties	(644)	-	(644)	-
Share-based compensation	739	708	2,893	3,094
Income tax paid	(5,914)	(11,983)	(28,237)	(37,644)
Changes in non-cash operating working capital	4,536	(2,061)	13,877	(13,863)
Net cash provided by operating activities	14,806	12,597	85,798	113,278

Investing activities
Mineral rights and properties
Capital expenditures	(14,202)	(11,964)	(56,057)	(43,426)
Proceeds on disposals	1,750	-	1,750	-
Plant and equipment
Additions	(9,056)	(3,984)	(33,531)	(23,385)
Proceeds on disposals	80	113	80	113
Other investments
Acquisition	-	(944)	(595)	(1,964)
Reclamation expenditures	-	(47)	-	(47)
Net redemptions (purchases) of short-term investments	15,055	2,534	(1,184)	15,993
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)	-	(2,571)	-	(12,005)
Acquisition of SX Gold (net of cash acquired, $554)	-	-	-	(22,320)
Changes in long term prepaids and deposits	(1,362)	(1,094)	(1,610)	(3,847)
Net cash used in investing activities	(7,735)	(17,957)	(91,147)	(90,888)

Financing activities
Related parties
Payments made	(265)	(135)	(973)	(4,673)
Repayments received	246	75	1,561	598
Non-controlling interests
Contribution	-	-	-	5,519
Distribution	(636)	-	(15,248)	(13,804)
Cash dividends distributed	(4,291)	(4,205)	(17,111)	(14,891)
Proceeds from issuance of common shares	34	308	273	1,304
Common shares repurchased as part of normal course issuer bid	-	-	-	(35,380)
Net cash used in financing activities	(4,912)	(3,957)	(31,498)	(61,327)

Effect of exchange rate changes on cash and cash equivalents	(712)	(1,857)	(830)	1,673

Increase (decrease) in cash and cash equivalents	1,447	(11,174)	(37,677)	(37,264)

Cash and cash equivalents, beginning of the period	70,836	121,134	109,960	147,224

Cash and cash equivalents, end of the period	$72,283	$109,960	$72,283	$109,960

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended March 31, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	1,309	-		-	1,309
Stockpiled Ore (tonne)	152,014	-	*	19,334	171,348
	153,323	-		19,334	172,657
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	1,309	-		-	1,309
Ore Milled (tonne)	156,836	15,292	*	26,228	198,356
	158,145	15,292		26,228	199,665
Mining cost per tonne of ore mined ($)	72.56	-		58.33	70.96
Cash mining cost per tonne of ore mined ($)	61.67	-		26.35	57.71
Non cash mining cost per tonne of ore mined ($)	10.89	-		31.98	13.25
Unit shipping costs($)	3.90	-		-	3.47
Milling cost per tonne of ore milled ($)	18.61	-		13.28	17.86
Cash milling cost per tonne of ore milled ($)	16.05	-		12.17	15.50
Non cash milling cost per tonne of ore milled ($)	2.56	-		1.11	2.36
Average Production Cost
Silver ($ per ounce)	11.10	-		-	11.63
Gold ($ per ounce)	544	-		871	600
Lead ($ per pound)	0.36	-		-	0.38
Zinc ($ per pound)	0.34	-		-	0.36
Total production cost per ounce of Silver ($)	5.82	-			5.82
Total cash cost per ounce of Silver ($)	3.65	-			3.65
Total production cost per ounce of Gold ($)				870	870
Total cash cost per ounce of Gold ($)				493	493
Total Recovery of the Run of Mine Ore
Silver (%)	93.5	-			93.5
Gold (%)				92.0	92.0
Lead (%)	94.5	-			94.5
Zinc (%)	60.3	-			60.3
Head Grades of Run of Mine Ore
Silver (gram/tonne)	205	-			205
Gold (gram/tonne)				3.0	3.0
Lead (%)	2.9	-			2.9
Zinc (%)	0.7	-			0.7
Sales Data
Metal Sales
Silver (in thousands of ounces)	933	11	*	-	944
Gold (in thousands of ounces)	0.8	-	*	1.5	2.3
Lead (in thousands of pounds)	9,462	365	*	-	9,827
Zinc (in thousands of pounds)	1,554	349	*	-	1,903
Metal Sales
Silver (in thousands of $)	21,883	-		-	21,883
Gold (in thousands of $)	921	-		1,938	2,859
Lead (in thousands of $)	7,277	-		-	7,277
Zinc (in thousands of $)	1,128	-		-	1,128
	31,208	-		1,938	33,147
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.49	-		-	23.49
Gold ($ per ounce)	1,151	-		1,285	1,226
Lead ($ per pound)	0.77	-		-	0.77
Zinc ($ per pound)	0.73	-		-	0.73
[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended March 31, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,761	-		-	2,761
Stockpiled Ore (tonne)	132,987	3,890	*	16,265	153,142
	135,748	3,890		16,265	155,903
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,761	-		-	2,761
Ore Milled (tonne)	133,848	-		23,575	157,423
	136,609	-		23,575	160,184
Mining cost per tonne of ore mined ($)	73.52	68.75	*	43.22	70.24
Cash mining cost per tonne of ore mined ($)	57.62	48.81	*	19.24	53.40
Non cash mining cost per tonne of ore mined ($)	15.90	19.95	*	23.98	16.84
Unit shipping costs($)	3.46	3.92	*	-	3.46
Milling cost per tonne of ore milled ($)	19.39	-		15.04	18.75
Cash milling cost per tonne of ore milled ($)	16.84	-		14.58	16.50
Non cash milling cost per tonne of ore milled ($)	2.56	-		0.46	2.25
Average Production Cost
Silver ($ per ounce)	8.34	-		-	8.34
Gold ($ per ounce)	361	-		1,377	424
Lead ($ per pound)	0.28	-		-	0.28
Zinc ($ per pound)	0.22	-		-	0.22
Total production cost per ounce of Silver ($)	(1.84)	-			(1.84)
Total cash cost per ounce of Silver ($)	(4.22)	-			(4.22)
Total production cost per ounce of Gold ($)				1,378	1,378
Total cash cost per ounce of Gold ($)				768	768
Total Recovery of the Run of Mine Ore
Silver (%)	93.2	-			93.2
Gold (%)				87.1	87.1
Lead (%)	96.4	-			96.4
Zinc ( %)	64.6	-			64.6
Head Grades of Run of Mine Ore
Silver (gram/tonne)	275	-			275
Gold (gram/tonne)				2.1	2.1
Lead (%)	5.2	-			5.2
Zinc (%)	1.4	-			1.4
Sales Data
Metal Sales
Silver (in thousands of ounces)	1,084	-		-	1,084
Gold (in thousands of ounces)	1.0	-		1.0	2.0
Lead (in thousands of pounds)	14,670	-		-	14,670
Zinc (in thousands of pounds)	2,641	-		249	2,890
Metal Sales
Silver (in thousands of $)	27,500	-		-	27,500
Gold (in thousands of $)	1,125	-		1,396	2,521
Lead (in thousands of $)	12,366	-		-	12,366
Zinc (in thousands of $)	1,773	-		152	1,925
	42,764	-		1,548	44,312
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	25.37	-		-	25.37
Gold ($ per ounce)	1,165	-		1,367	1,269
Lead ($ per pound)	0.84	-		-	0.84
Zinc ($ per pound)	0.67	-		0.61	0.67
[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Year ended March 31, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	8,336	-		-	8,336
Stockpiled Ore (tonne)	768,510	19,309	*	109,093	896,912
	776,846	19,309		109,093	905,248
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	8,336	-		-	8,336
Ore Milled (tonne)	766,198	73,641	*	104,090	943,929
	774,534	73,641		104,090	952,265
Mining cost per tonne of ore mined ($)	66.62	-		60.33	65.85
Cash mining cost per tonne of ore mined ($)	55.94	-		24.30	52.05
Non cash mining cost per tonne of ore mined ($)	10.68	-		36.02	13.80
Unit shipping costs($)	3.76	-		-	3.30
Milling cost per tonne of ore milled ($)	15.45	-		14.64	15.36
Cash milling cost per tonne of ore milled ($)	13.56	-		13.54	13.56
Non cash milling cost per tonne of ore milled ($)	1.89	-		1.10	1.80
Average Production Cost
Silver ($ per ounce)	9.13	-		-	9.54
Gold ($ per ounce)	447	-		888	508
Lead ($ per pound)	0.31	-		-	0.32
Zinc ($ per pound)	0.25	-		0.38	0.26
Total production cost per ounce of Silver ($)	2.45	-			2.45
Total cash cost per ounce of Silver ($)	0.48	-			0.48
Total production cost per ounce of Gold ($)				882	882
Total cash cost per ounce of Gold ($)				455	455
Total Recovery of the Run of Mine Ore
Silver (%)	92.8	-			92.8
Gold (%)				92.4	92.4
Lead (%)	94.5	-			94.5
Zinc (%)	66.8	-			66.8
Head Grades of Run of Mine Ore
Silver (gram/tonne)	220	-			220
Gold (gram/tonne)				3.1	3.1
Lead (%)	3.3	-			3.3
Zinc (%)	1.0	-			1.0
Sales Data
Metal Sales
Silver (in thousands of ounces)	4,941	32	*	-	4,973
Gold (in thousands of ounces)	4.2	0.2	*	8.1	12.5
Lead (in thousands of pounds)	52,220	1,678	*	-	53,898
Zinc (in thousands of pounds)	11,171	923	*	283	12,377
Metal Sales
Silver (in thousands of $)	117,124	-		-	117,124
Gold (in thousands of $)	4,815	-		10,605	15,420
Lead (in thousands of $)	41,689	-		-	41,689
Zinc (in thousands of $)	7,231	-		158	7,389
	170,859	-		10,763	181,622
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.71	-		-	23.71
Gold ($ per ounce)	1,160	-		1,314	1,238
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.65	-		0.56	0.65
[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Year ended March 31, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,599	-		-	12,599
Stockpiled Ore (tonne)	649,973	3,890	*	91,128	744,991
	662,572	3,890		91,128	757,590
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,599	-		-	12,599
Ore Milled (tonne)	654,495	11,667	*	83,760	749,922
	667,094	11,667		83,760	762,521
Mining cost per tonne of ore mined ($)	64.70	68.75	*	38.00	61.51
Cash mining cost per tonne of ore mined ($)	51.60	48.81	*	16.79	47.40
Non cash mining cost per tonne of ore mined ($)	13.10	19.95	*	21.21	14.11
Unit shipping costs($)	3.34	3.92	*	-	3.34
Milling cost per tonne of ore milled ($)	15.91	22.92	*	14.33	15.85
Cash milling cost per tonne of ore milled ($)	14.13	20.11	*	13.85	14.19
Non cash milling cost per tonne of ore milled ($)	1.78	2.81	*	0.48	1.66
Average Production Cost
Silver ($ per ounce)	7.14	6.17	*	-	7.14
Gold ($ per ounce)	281	377	*	854	323
Lead ($ per pound)	0.22	0.22	*	-	0.22
Zinc ($ per pound)	0.17	-		-	0.17
Total production cost per ounce of Silver ($)	(3.19)	(56.67)	*		(3.25)
Total cash cost per ounce of Silver ($)	(5.07)	(60.33)	*		(5.13)
Total production cost per ounce of Gold ($)				844	844
Total cash cost per ounce of Gold ($)				474	474
Total Recovery of the Run of Mine Ore
Silver (%)	92.9	50.0			92.9
Gold (%)				90.8	90.8
Lead (%)	96.0	80.6			96.0
Zinc ( %)	68.0	-			68.0
Head Grades of Run of Mine Ore
Silver (gram/tonne)	287	35			287
Gold (gram/tonne)				2.4	2.4
Lead (%)	5.2	2.5			5.2
Zinc (%)	1.4	-			1.4
Sales Data
Metal Sales
Silver (in thousands of ounces)	5,612	6	*	-	5,618
Gold (in thousands of ounces)	3.6	0.1	*	5.1	8.8
Lead (in thousands of pounds)	72,360	444	*	-	72,804
Zinc (in thousands of pounds)	13,500	-		249	13,749
Metal Sales
Silver (in thousands of $)	155,961	124	*	-	156,085
Gold (in thousands of $)	4,123	155	*	6,749	11,027
Lead (in thousands of $)	61,164	362	*	-	61,526
Zinc (in thousands of $)	9,172	-		152	9,324
	230,420	641		6,901	237,962
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	27.79	22.51		-	27.78
Gold ($ per ounce)	1,147	1,376		1,333	1,257
Lead ($ per pound)	0.85	0.81		-	0.85
Zinc ($ per pound)	0.68	-		0.61	0.68
[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.